CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Sears Canada Inc. (the “Company”) on Form 40-F for the 52-week period ended January 30, 2016, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, E. J. Bird, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 18, 2016

By:	“E.J. Bird”
E. J. Bird Executive Vice-President and Chief Financial Officer